Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: June 16, 2016

The following is an investor presentation made available by Nexstar Broadcasting Group, Inc. on June 16, 2016.

Investor Presentation Keeping it Local NXST: NASDAQ Perry Sook, Chairman, President & CEO Tom Carter, EVP & CFO June 2016

Safe Harbor Forward-Looking Statements This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see the definitive joint proxy statement/prospectus of Nexstar and Media General and Media General’s and Nexstar’s other filings with the SEC.

Keeping it Local/Driving Diversification

Local Diversified Media Company with Leading Broadcast Television and Digital Media Properties

104 Full Power TV Stations

37 Duopoly Markets

+1,640 Weekly Local News Hours

60+ Community Web Portals

62 Markets 25 States

~18.1% U.S. TV HHs

~80% "Big 4" Network Affiliates

Profitable Digital Media Businesses

- **Nexstar has the #1 or #2 Revenue Share Ranking in 70% of its Markets**
- **~67% of Pro-forma Broadcast Cash Flow (BCF) is from Top 100 DMAs**
- **Stable Core Advertising Revenue and Growing Political Advertising Revenue**
- **Growing High Margin Non-Traditional Revenue Streams**
  - Retransmission Agreements
  - Digital Media (Community Portal, Mobile, Other Digital Platforms)
    - FY15 digital media and retransmission fee revenue of $387.9 mm increased 92.4% over prior year level and accounted for 43.3% of net revenue

3

Recent Key Operating Events

- **Record Financial Results**

	3M Ended March 31 *(in millions)*			Change *(%)*	
	2016	2015	2014	3M16 vs. 3M15	3M16 vs. 3M14 ← last even-year political cycle
Net Revenue	$255.7	$201.7	$133.8	+26.7%	+91.0%
Broadcast Cash Flow	$98.1	$75.7	$50.6	+29.5%	+93.8%
Adjusted EBITDA	$82.3	$64.0	$42.1	+28.4%	+95.3%
Free Cash Flow (FCF)	$52.1	$43.0	$25.3	+21.3%	+106.4%

- **Entered into definitive agreement to acquire Media General (NYSE: MEG) for $4.6bn in accretive cash and stock transaction on Jan. 27, 2016**
  - Compelling combination delivering immediate and long-term value to shareholders of both companies

- **Seventeen accretive strategic transactions 2011-2016 YTD (excluding pending Media General acquisition)**
  - Transactions increase scale, present significant synergies and expand FCF
  - Acquired stations diversify/complement station portfolio in terms of geography and market size

- **Ongoing reduction in cost of capital and deleveraging**
  - Weighted average cost of debt declined to ~5.0% at Mar. 31, 2016 from ~5.25% at Mar. 31, 2014 (last political cycle)
  - Reduced net leverage covenant ratio to 4.22x at Mar. 31, 2016 from 4.32x at Dec. 31, 2015

- **2016 cash dividend increase of 26.3% to $0.96 annually, marking third annual consecutive rise of cash dividend**
  - 100% compound annual growth in payout level since initiation of cash dividend in 2013
  - Represents a modest payout ratio relative to FCF generation
  - Returned over $2.34 per share to shareholders in 2015 through cash dividend and share repurchases

4

Strong Industry Fundamentals

BIA Kelsey: Local Video Ad Revenue Projected Distribution Across Media (%)



2016
Mobile Video 2%
Online Video 3%
OOH* Video 5%
Local Cable 23%
Local TV 68%
2020
Mobile Video 4%
Online Video 5%
OOH* Video 5%
Local Cable 21%
Local TV 66%

Source: BIA Kelsey (May 2016) *OOH = Out of home

Projected Local Broadcast TV Core Ad Revenue (Ex-Political, $ billions)



SNL Kagan
BIA Kelsey
23.3
22.3
21.7
21.8
24.0
23.3
22.6
23.1
25.0
25.4
2016
2017
2018
2019
2020

Source: SNL Kagan (May 2015), BIA Kelsey (May 2016)

Large-Scale Reach, Greatest Share of Viewership and Superior Engagement



85%
TV's U.S. household reach; more people than any other medium



35%
U.S. household viewing generated by broadcast stations / groups



1

93
Of the Top 100 rated programs are broadcast programs (P18-49)

Note: Based on 2014-2015 season NTI Live+ Same Day estimates. Ranked by average audience % (ratings); in the event of a tie, impressions (000's) are used as a tiebreaker.

Source: TVB, The Nielsen Company, 9/22/14-5/20/15, Ranked by A18-49

- Traditional TV remains the dominant reach medium and most influential of all media among American consumers, despite the proliferation of video content available across other platforms
- In Q4 2015, TV dominated video viewing with a 95% share, as compared with watching video on the internet (4%) and watching video on a Smartphone (1%)
- Local TV captures the largest share of local video ad revenue; projected stable core revenue trends (ex-pol.) through 2020
- Local media companies continue to leveraging digital / mobile technology to monetize the full value of their content

Source: Nielsen Total Audience Report 4Q 2015, BIA Kelsey (May 2016), SNL Kagan (May 2015)

5

Facts: OTT/Streaming Data Caps and Millennial Video Viewership

According to the WSJ, some consumers are canceling their streaming services to avoid significant overage fees associated with exceeding data caps

Streaming on a Home Network Can Quickly Incur Overage Costs



1hr of Netflix on Roku ~**1,020MB**

1hr of YouTube on Laptop **~792MB**

Streaming Netflix on iPad **~838MB**

Streaming Spotify on Phone **~45MB**

Source: The Wall Street Journal Test via PeakHour App.

Select U.S. Broadband Caps / Overage Fees By Provider

ISP	CAP	OVERAGE COSTS
AT&T	150GB or 250GB	$10.00 fee for 50GB more
Cable One	300GB - 500GB	None. Encouraged to move to higher tier
CenturyLink	150GB - 250GB	None. Encouraged to move to higher tier
Charter	100GB - 500GB	None. You are cut off
Comcast	300GB	Testing fee of $10.00 for 50GB more
Cox	50GB - 400GB	None. Encouraged to move to higher tier
MediaCom	250GB - 999GB	$10.00 fee for 50GB more
Suddenlink	150GB - 350GB	$10.00 fee for 50GB more after 3rd time

Source: Gryta, Thomas and Ramachandran, Shalini . "Broadband Data Caps Pressure Chord Cutters" The Wall Street Journal 21, April, 2016.

Nielsen Research confirms that millennial's total TV viewing changes through life stages

Facts about Millennial Life Stages / Video Viewership

STAGE 1: Dependent Adults — *Living in someone else's home*

Daily Time Spent (H:MM)	
Live TV	2:32
TV Connected Device	1:11
Total TV	**3:44**

STAGE 2: On Their Own — *Living in their own home without kids*

Daily Time Spent (H:MM)	
Live TV	2:06
TV Connected Device	1:32
Total TV	**3:38**

STAGE 3: Starting a Family — *Living in their own home with kids*

Daily Time Spent (H:MM)	
Live TV	3:16
TV Connected Device	1:23
Total TV	**4:40**

- The average person 18-34 spent two hours and 45 minutes watching live TV, and one hour and 23 minutes using TV-connected devices for total viewing of four hours and eight minutes
- Young families have the greatest MVPD penetration, share of TV viewership and spend the most time at home among the three groups

Source: Nielsen Total Audience Report 4Q 2015

6

Near term Drivers: Political and Retransmission Consent Fees

Local Broadcast TV Political Ad Revenue Growth ($ billions)



Presidential Election
Mid-Term Election
$1.5
$2.1
$2.9
$2.0
$3.3-3.6
2008
2010
2012
2014
2016 PJ

Source: CMAG / PJ=Industry Sources / Cook Report

- Record political spending is projected to 2016
- Between 75% and 85% of political advertising dollars allocated to TV are spent on local broadcast stations
- Presidential spending on local TV stations grew ~60% in 2012 (from the conventions to Election Day), compared with 2008 levels
- PACs / Super PACs are contributing to growing political ad spend

SNL Kagan: Projected Broadcast Retrans Growth ($ billions)



Gross Retransmission Revenue
$2.4
$3.6
$4.9
$6.3
$7.2
$8.0
$8.6
2012
2013
2014
2015
2016
2017
2018

Source: SNL Kagan June 2015

- Despite the rise in retransmission consent revenue, a significant value gap remains between audience viewership and distribution fee share
- Broadcast stations generate ~35% of household viewing, yet in aggregate received on average ~12% of the total distribution revenue
- Expect strong growth in retrans to continue for next 6-9 years

7

Growth in NXST Political and Issue Advertising

NXST Political Ad Revenue Growth ($ millions)



Even Year
CAGR: 25% 2008-2014
$32.9
$39.3
$46.3
$64.3
2008A
2010A
2012A
2014A
Odd Year
CAGR: 29% 2009-2015
$5.9
$6.3
$5.2
$12.7
2009A
2011A
2013A
2015A

- With rampant political partisanship and a 2016 presidential election without an incumbent, NXST saw initial primary dollars late in 2015 given its presence in key political markets
- Nexstar expects to generate ~$100 mm of political revenues in FY 2016
- Long-term political spending expected to continue to grow due to significant spending increases by non-candidate entities

NXST 2016 Political Key Senate and Gubernatorial Elections

2016 Senate Races

Nexstar Market	Incumbent	Party
Alabama	Ricahrd Shelby	R
Arizona	John McCain	R
Arkansas	John Boozeman	R
California	Barbara Boxer	D
Colorado	Michael Bennet	D
Florida	Marco Rubio	R
Illinois	Mark Kirk	R
Indiana	Dan Coats	R
Iowa	Chuck Grassley	R
Louisiana	David Vitter	R
Maryland	Barbara Mikulski	D
Missouri	Roy Blunt	R
Nevada	Harry Reid	D
New York	Chuck Schumer	D
Pennsylvania	Pat Toomey	R
Utah	Mike Lee	R
Vermont	Patrick Leahy	D
Wisconsin	Ron Johnson	R

2016 Gubernatorial Races

Nexstar Market	Incumbent	Party
Indiana	Mike Pence	R
Missouri	Jay Nixon	D
Montana	Steve Bullock	D
Utah	Gary Herbert	R
Vermont	Peter Shumlin	D

[1] Barbara Boxer is retiring in 2016.
Source: U.S. Senate Periodical Press Gallery

8

Growth in NXST Retransmission and Digital Media Revenue

Retransmission and Digital Media revenue is materially diversifying NXST's total net revenue


NXST Retransmission & Digital Media Revenue
(% of Total Net Revenue)
Retransmission Revenue as a % of Total Net Revenue
Digital Media Revenue as a % of Total Net Revenue
1.9%
3.6%
4.6%
4.4%
5.3%
4.9%
6.1%
7.4%
10.0%
4.4%
5.1%
9.6%
9.6%
12.2%
16.1%
20.1%
24.5%
33.2%
2007
2008
2009
2010
2011
2012
2013
2014
2015


NXST Retransmission Revenue ($ millions)
$11.8
$14.4
$24.3
$30.0
$37.4
$60.9
$101.1
$155.0
$298.0
2007
2008
2009
2010
2011
2012
2013
2014
2015


NXST Digital Media Revenue ($ millions)
$5.1
$10.2
$11.7
$13.8
$16.2
$18.4
$30.8
$46.7
$89.9
2007
2008
2009
2010
2011
2012
2013
2014
2015

- NXST led industry in securing retransmission consideration beginning in 2005
- Acceleration in retransmission revenue post-contract renewal cycle highlights ability to negotiate favorable rates which also leads to competitive advantages in deriving value from station acquisitions
  - Retransmission revenues: FY15 $298.0 mm (+92.3% Y/Y); CAGR of 49.7% (2007-2015)
  - ~45% of sub base repriced in 2015, ~40% of sub base to be repriced in 2016
- Digital media revenue growth was driven by organic growth and contributions from LAKANA, our recently formed digital media services company, and the mid-year accretive acquisition of Yashi, a leading online programmatic video platform
  - Digital revenues: FY15 $89.9 mm (+92.5% Y/Y); CAGR of 43.1% (2007-2015)

9

Consolidation Is Reshaping the Industry Landscape Note: Pro forma for all announced transactions Source: BIA, Company filings Excludes: O & O groups, Hispanic, Religious and ION 2016 (Pro-Forma) for all announced transactions – 15 Major Affiliate Groups Sorted by percent of US TV households reached 2011 – 33 Major Affiliate Groups Gannett completed spinoff of publishing business from broadcast/digital business on June 29, 2015, the broadcast/digital entity was renamed TENGA E.W. Scripps Company completed the merger of its broadcast assets with those of Journal Communications and the spinoff of their respective newspapers on April 1, 2015 (1) (2) (1)

NXST M&A Snapshot 2011-2016 60 TV stations, six low power signals and four digital businesses acquired1 in accretive transactions (Ex-MEG) Liberty Media Corporation 2 Stations / 2 Markets Green Bay, WI / Marquette, MI Gilmore Broadcasting 1 Station / 1 Market Evansville, IN Newport Television Newport #1 12 Stations / 8 Markets / Digital Newport #2 / Smith 6 Stations / 3 Markets Citadel Communications 3 Stations / 3 Markets Des Moines + Sioux City, IA / Rock Island, IL Internet Broadcasting Systems Digital publishing platform and digital agency services Hoak Media / Parker Broadcasting 5 Stations / 2 Markets Grand Junction-Montrose-Glenwood Springs, CO and Panama City, FL 4 closed / 1 pending approval. Pending acquisition of KFQX (by Mission Broadcasting) already operating under pre-existing JSA. Enterprise Technology Group Cloud-based CMS platform solutions provider Grant Company 7 Stations / 4 Markets Roanoke, VA / Huntsville, AL / Quad Cities, IA / LaCrosse, WI CCA 13 Stations / 9 Markets* *Net of divestiture of 1 Station / 1 Market to Bayou City Broadcasting Meredith Corporation 1 Station / 1 Market Phoenix, AZ Yashi, Inc. Local digital video advertising and programmatic technology company Landmark Media Ent. 1 Station / 1 Market Las Vegas, NV Reiten Television, Inc. 4 Stations / 1 Market Minot-Bismarck-Dickinson-Williston, ND Pappas Telecasting of Iowa 1 Station / 1 Market Des Moines, IA West Virginia Media Holdings (WVMH) 4 Stations / 4 Markets Expected to close in Late 2016 NXST has entered into a Time Brokerage Agreement (“TBA”) with WVMH, whereby it will receive the stations’ BCF and pay an annual fee to WVMH. The TBA will extend until the broadcast assets and FCC licenses are transferred 1Including closed transactions and announced but pending acquisitions 2Liberty Media & Gilmore multiples based on 2010/2011 Broadcast Cash Flow (BCF), Newport 2011/2012 BCF, Citadel 2014 BCF, Hoak/Parker and Grant 2013/2014 BCF, CCA 202/2013 BCF, Internet Broadcasting Systems (“IB”), Enterprise Technology Group (“ETG”), and Yashi Inc. are excluded for the calculation. Average Buyer Multiple of Less Than 6.0x Drives Free Cash Flow2 Accretion 2011 2012-2014 2015-2016 Transactions Pending Approval

NXST/MEG: A Complementary Combination Creates leading pure-play broadcast operator Top 2 television broadcaster maximizes benefits of increased scale - $2.3 bn of annual revenue Strong and complementary nationwide coverage reaching ~39% of U.S. TV households Increased geographic diversity in mid-sized and top 50 designated market areas (DMAs) Increased scale and reach of combined digital operations Extensive digital media assets, complementary technologies Segments of each company’s digital media business have already partnered in a number of areas Nexstar management record of running profitable digital media properties Financially compelling combination for shareholders of both companies Immediate and substantial premium for MEG shareholders $76 mm in readily achievable synergies in year one Share in upside of combined company $500 mm of average annual free cash flow Nexstar pro forma average 2016/2017 free cash flow per share, per year increases ~37% to > $11.15 Nexstar has proven track record of delivering shareholder value Experienced, industry-leading management team History of operational excellence Proven acquisition integration and synergy realization capabilities Pure-Play Broadcasting and Digital Media Leader Positioned for Long-term Success

Expanding Geographic Reach Local Community Focus Pro-forma U.S. TV Household Reach: 171 TV Stations in 100 markets reaching ~39% of all U.S. TV HH1 Following an estimated ~11% of acquired broadcast EBITDA to be divested in order to comply with the Federal Communications Commission’s (FCC) local and national television ownership rules and to obtain clearance under the Hart-Scott-Rodino (HSR) Act necessary to consummate the transactions contemplated by the Merger Agreement

Transaction Update February 2016 Financing commitment for bank syndication closed, consisting of ten lenders March 2016 Preliminary Form S-4 filed with SEC1 May 2016 Form S-4 declared effective NXST announces definitive agreements to divest five stations in four markets for total consideration of ~$160 mm, in aggregate2 Important first step in fulfilling commitment to divest certain stations in order to comply with the FCC local / national TV ownership rules needed to obtain regulatory approval June 2016 NXST announces definitive agreement to divest two stations in two markets for $270 mm in cash2 Reflects continued progress in fulfilling divestiture commitment noted above Shareholders of NXST and MEG voted to approve merger and acquisition of MEG by NXST NXST announces definitive agreement to divest five stations in five markets for $115 mm in cash2 Reflects continued progress in fulfilling divestiture commitment noted above Total gross consideration for all recently announced station divestiture agreements related to the Media General transaction is approximately $545 million and represents a seller’s multiple of 11.1x average 2014/2015 broadcast cash flow, exceeding the Company’s previously disclosed expectations. Cash proceeds from all sales will be used to pay down debt. Notice of Effectiveness was filed by the SEC on May 6, 2016, and is available at www.sec.gov For more information on announced station divestitures, see Forms 8-K filed by Nexstar Broadcasting Group Inc. on June 6, 2016 and June 14, 2016 available at www.sec.gov

Non-TV Spot revenue (ex-Political) comprised 25% of 2011 gross revenue of $338.1 mm NXST Revenue Mix (% of Total Gross Revenue) Non-TV Spot revenue (ex-Political) comprised 45% of 2015 gross revenue of $976 mm Expanding and Diversifying Revenue Mix Retrans 11.1% National 19.4% Political 1.9% Other 2.8% Digital 4.8% T&B 6.3% Local 53.7% 2011 Retrans 30.5% National 15.7% Political 1.3% Other 0.6% T&B 4.8% Digital 9.2% Local 37.8% 2015 Monetizing the local opportunity through five-tiered high margin revenue stream business model Television (on-air) Digital/Mobile (on-line) Distribution (retransmission fees) Station management services Emerging digital opportunities (spectrum) Focus on creating highly recognizable local brands to cultivate viewership / online and mobile usage / purchase decisions Original local content, news and entertainment programming on-air, online and via mobile devices Effective marketing solutions for local and national advertisers High quality local sales teams capitalize on local programming investments and e-Media platform ~45% of FY 2015 EBITDA generated by revenue sources other than broadcast advertising

Local News/Programming NXST’s local news rank among top 2 in approximately two-thirds of markets Strong community presence, extensive local sports coverage, active sponsorship of community events Garnered nearly 500 broadcasting and journalism awards since 2009 for outstanding local news programming and local community service The expansion of local news leadership and the in-house production of over 1,640 hours of local content per week; 85,000+ hours of local news, weather and sports, local lifestyle / community programming annually Over the last six years NXST has invested over $100 mm to expand local news programming and make technology and infrastructure enhancements These investments follow approximately $85 mm of investments in broadcasting technology by NXST, which concluded in 2009, for digital conversions of its television broadcasting platform

Note: Affiliation expiration based on Nexstar and Mission owned stations as of 12/31/14 Long-term Affiliation Agreements 100% of all “Big Four” markets are renewed through YE2016 Creating the first NBC affiliate in Lafayette, LA and the MyNetworkTV affiliate in Waco, TX (both effective 7/1/15) through efficient re-allocation of Nexstar’s existing spectrum assets Network Affiliation Agreements Long-term record of negotiating mutually beneficial Network Affiliation agreements Affiliations renewed through 12/16 Affiliations renewed through 12/17 Affiliations renewed through 12/19 Affiliations renewed through 12/18 and 6/20

Digital Media Marketing Solutions and Services LAKANA delivers SaaS-ready content management platforms, which seamlessly integrate with a comprehensive suite of products and services that together enable media publishers to increase their digital monetization Agency and SaaS platform clients includes nearly 300 television stations, newspapers, magazines and brands reaching nearly 176 million unique users, who consume close to 1.2 billion monthly page views LAKANA: Enterprise-class Technology Solutions for Media Publishers Kixer: Machine Learning and Mobile Monetization Advertising Technology Platform Acquired by LAKANA in Oct. 2015, Kixer is a leading ad technology platform that leverages its proprietary machine learning technology to optimize and drive new mobile revenue streams for content publishers Kixer specializes in the growing mobile app acquisition marketplace, a multibillion-dollar ad category Yashi: Leading Online Programmatic Video Platform with Location-focused Technology A pioneer in the online video advertising industry, Yashi is an ad technology company focused on the programmatic delivery of location focused, targeted video campaigns, its platform lets advertisers and agencies plan, buy, measure, and optimize their ad campaigns in real time Emphasis on transparency and programmatic hyperlocality offers clients the ability to customize ad campaigns, while also providing national / local sales teams new powerful digital marketing tools

Spectrum Auction/Timeline Broadcasters Reverse Auction Mobile Broadband Providers Forward Auction Broadcaster offers to relinquish spectrum usage rights Mobile Broadband offers for spectrum licenses The Incentive Auction: How it Works Auction Timeline Participating stations commit to a bidding option March 29 April/May FCC sets initial clearing target and conducts mock auction(s) Early/Mid May Clock rounds in reverse auction begins June/July Forward auction begins Aug/Sept Auction concludes* *This date is based on the FCC closing the auction at its initial clearing target. If it fails to do so, the auction may close closer to the end of 2016 Source: NAB, FCC

Financial Overview

Growing Two-Year Free Cash Flow Cycle (FY) NXST FCF based on two year cycles ($ in millions) Organic growth, fueled by political, digital and retransmission revenues, and contributions from recently completed and pending transactions will drive pro-forma FCF to ~$500 mm during the 24 month period 2016/2017 Significant FCF Growth Since IPO ~30.5 mm outstanding shares (reflecting repurchases of approximately 1 mm shares in Q3’15) Accretive M&A and debt retirement/leverage reduction priorities

Historical Financial Summary (in millions) FY Net Revenue FY Core Revenues FY Adjusted EBITDA(1) FY Free Cash Flow(2) $175.5 $171.6 $157.4 $173.9 $181.6 $190.2 $265.4 $279.2 $369.3 32% 34% 25% 36% 31% 39% 33% 37% 34% Adjusted EBITDA is calculated as BCF less corporate expenses Free cash flow is EBITDA less cash interest expense, capital expenditures and net cash income taxes Definitions and disclosures regarding non-GAAP financial information can be located in the Company’s Fourth Quarter 2015 Financial Results press release dated February 25, 2016

1Q16 Financial Summary Definitions and disclosures regarding non-GAAP financial information can be located in the Company’s First Quarter 2016 Financial Results press release dated May 3, 2016 Broadcast cash flow margin is broadcast cash flow as a percentage of net revenue. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenue

Debt/Leverage Analysis TTM ENDED 3M ENDED (in millions) 12/31/2011   12/31/2012   12/31/2013 12/31/2014 12/31/2015 03/31/16 Revolver $ 24.3 $ -   $ - $ 5.5 $ 2.0 $ 44.0 TLB 148.1   288.3   545.4 705.1 682.2 677.9 8.875% Sr Sec 2nd Lien Notes 318.4   319.4   - - - - 6.875% Sr Sub Notes -   250.0   525.7 525.6 519.8 520.0 6.125% Sr Sub Notes - - - - 272.2 272.3 7% Sr Sub Notes 149.6   -   - - - - 11.375% Senior discount notes -   -   - - - - Total Debt $ 640.4   $ 857.8   $ 1,071.1 $ 1,241.6 $ 1,476.2 $ 1,514.2           Cash on Hand $ 7.5   $ 69.0   $ 40.0 $ 131.9 $ 43.4 $ 12.8           Reported EBITDA $ 96.2   $ 146.3   $ 166.7 $ 234.7 $ 305.1 $ 82.3 Compliance EBITDA $ 103.3 $ 189.5   $ 176.7 $ 211.2 $ 322.9 $ 357.0 Compliance Leverage: 6.20x   4.16x   5.84x 4.40x 4.32x 4.22x FCF $ 34.2   $ 80.5   $ 84.9 $ 159.7 $ 208.2 $ 52.1

Transformational Acquisitions and Operating Strategies Driving Record FCF Continued double-digit growth of non-core revenue channels Political: Even-year CAGR of 25% (2008-2014), odd-year CAGR of 29% (2009-2015) NXST Political revenue expected to reach ~$100 mm in 2016 Retransmission: Contract renewals for >200 agreements in last two years Agreements with 3 of the top 5 distribution partners ~45% of sub base repriced in 2015, ~40% of sub base to be repriced in 2016 Digital Media platform rapidly expanding New revenue applications and monetization of mobile leading to growth organically and through accretive M&A Strong operating fundamentals, accretive M&A, share repurchases and strengthened balance sheet driving record FCF Legacy NXST expected to generate pro forma FCF of $250 mm per year during 2016/2017, or average FCF of ~$8.15 per share per year Closed and successfully integrated highly accretive acquisitions (excluding pending MEG transaction) Agreement to acquire MEG represents transformative and strategically / financially compelling growth opportunity Creates second-largest broadcast television group with leading digital media platform Pro forma operating base of 171 full power TV stations in 100 markets reaching 39% of U.S. TV HHs Expected to generate annual revenue in excess of $2.3 bn and $76 mm of readily achievable year one synergies Expected to generate average pro forma FCF of approximately $11.15 per share per year during the 2016/2017 cycle Economically compelling for both companies’ shareholders Broadcast spectrum monetization opportunity Financial capacity / flexibility to reduce leverage while returning capital to shareholders

Investor Presentation Keeping it Local NXST: NASDAQ Perry Sook, Chairman, President & CEO Tom Carter, EVP & CFO June 2016